This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated July 28, 2009, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares (other than Parent (as defined below) and its subsidiaries). The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
(Including the Associated Rights to Purchase
Series A Junior Participating Preferred Stock)
of
Medarex, Inc.
at
$16.00 Net Per Share
by
Puma Acquisition Corporation
a Wholly Owned Subsidiary
of
Bristol-Myers Squibb Company

Puma Acquisition Corporation, a New Jersey corporation (“Purchaser”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), offers to purchase all outstanding shares of common stock, par value $0.01 per share, including all rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement dated as of May 23, 2001, between Medarex, Inc., a New Jersey corporation (the “Company”), and Continental Stock Transfer & Trust Company, as amended from time to time (the “Shares”), of the Company, that are not already owned by Parent and its subsidiaries, at a price of $16.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 28, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (such offer, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, AUGUST 24, 2009,
UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 22, 2009 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as defined below) and (ii) the expiration or termination of any waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

The term “Minimum Tender Condition” is defined in “The Tender Offer — Section 15 — Certain Conditions of the Offer” in the Offer to Purchase and generally requires that the number of outstanding Shares which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by Parent and its subsidiaries, represents at least a majority of the outstanding Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities convertible or exercisable into Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the Expiration Date (as defined herein). The Offer also is subject to other important conditions set forth in the Offer to Purchase.

The Merger Agreement provides, among other things, that subject to certain conditions, Purchaser will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation, wholly owned by Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned as treasury stock by the Company or owned by Parent or Purchaser, all of which will be canceled and cease to exist) will be converted into the right to receive $16.00 (or any other per Share price paid in the Offer) net in cash, without interest and less any required withholding taxes.

The Board of Directors of the Company has (i) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the Company and the shareholders of the Company that are unaffiliated with Parent that the Company enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the Company’s shareholders that are unaffiliated with Parent and (iv) recommended that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to Mellon Investor Services LLC (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof with an original to be delivered by overnight courier), properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

The term “Expiration Date” means 12:00 midnight, New York City time, on Monday, August 24, 2009 (which is the end of the day on August 24, 2009), unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Merger Agreement provides that, so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, Purchaser may, without the consent of the Company, (i) extend the Offer on one or more occasions for any period up to five business days (or such longer period as Parent, Purchaser and the Company may agree) for any one extension, if on any then-scheduled Expiration Date any of the conditions to Purchaser’s obligation to accept for payment and pay for the Shares validly tendered in the Offer (the “Offer Conditions”) exist, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (or its staff) that is applicable to the Offer and (iii) if Parent determines in good faith that a filing with the German Federal Cartel Office (the “GFCO”) is required in connection with the Offer or the Merger, extend the Offer on one or more occasions for any period up to five business days (or such longer period as Parent, Purchaser and the Company may agree) for any one extension, for an aggregate period of time of not more than 25 business days, until the waiting period required by the GFCO (and any extension thereof) has been terminated or has expired. The Merger Agreement further provides that, so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, Purchaser must extend the Offer, if requested by the Company, on one or more occasions, for any period of up to five business days (or such longer period as Parent, Purchaser and the Company may agree) for any one extension, if at any then-scheduled Expiration Date (i) any waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act has not expired or been terminated, (ii) the representation and warranty of the Company in the Merger Agreement related to the identification of certain restrictive contracts shall not be true and correct with respect to certain specified circumstances or (iii) there exists any law or judgment by a governmental entity that would, or any pending or threatened proceeding by a governmental entity that seeks to, (A) make illegal or otherwise prohibit or materially delay the consummation of the Offer or the Merger, (B) limit or prohibit Parent’s ability to own or operate the business or assets of Parent or the Company, (C) limit the ability of Parent to exercise its rights with respect to the Shares or (D) require Parent to divest any of the Shares. In addition, pursuant to the Merger Agreement, so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, Purchaser must extend the Offer at the Company’s request on one or more occasions for any period of up to five business days (or such longer period as Parent, Purchaser and the Company may agree) for any one extension, up to an aggregate period of time of not more than 20 business days, if at the then-scheduled Expiration Date, the Minimum Tender Condition or any of the Offer Conditions in respect of (1) the accuracy of the Company’s representations and warranties (other than the representation and warranty referred to in clause (ii) of the preceding sentence) or (2) the performance by the Company of its obligations under the Merger Agreement exist.

Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares except during a Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 26, 2009. If the initial offering period has expired and Purchaser elects to provide for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such share certificates, the serial numbers shown on such share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided Purchaser with the Company’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal, together with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, bankers and other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Tender Offer is:
Georgeson Inc.
199 Water Street, 26th Floor
New York, NY 10038-3560

Banks and Brokerage Firms, Please Call:
(212) 440-9800
Shareholders and All Others, Call Toll-Free
(800) 491-3096

The Dealer Manager for the Tender Offer is:

J.P. Morgan Securities Inc.
383 Madison Avenue, 5th Floor
New York, New York 10179
(877) 371-5947 (Call Toll-Free)

July 28, 2009

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